UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Report on Appellate Court Ruling against a Former Director

1.	Subject

•      Ruling by the Seoul High Court against Mr. Jae Won Chey, a former director of SK Telecom Co., Ltd. (the “Company”), in the litigation against Mr. Jae Won Chey and three other defendants on charges of embezzlement.

2.	Amount Involved

•      Amount involved: Won 43,850,000,000.

•      Paid-in capital of the Company: Won 12,854,782,317,399 (as of December 31, 2012)

•      Ratio to paid-in-capital: 0.34%

•      Conglomerate under the Korean Monopoly Regulation and Fair Trade Act: Yes

3.	Subsequent Plan

•      Although the Seoul High Court has ruled against Mr. Jae Won Chey, the charges and the amount involved have not been finally determined.

•      Mr. Jae Won Chey plans to appeal the Seoul High Court’s ruling.

4.	Date of Appellate Court Ruling	September 27, 2013

5.	Other Noteworthy Matters

•      The disclosure set forth herein has been made in accordance with the ruling by the Seoul High Court and is subject to change according to the results of the appeal.

•      With respect to “1. Subject,” the three other defendants mentioned above were not directors or executive officers of the Company at the time of the alleged embezzlement.

•      With respect to “2. Amount Involved,” of the amount set forth in the related indictment, the amount involved set forth above is the maximum amount that is relevant to the Company. However, the Company has not incurred any loss as the funds that are the subject of the alleged embezzlement are currently being managed in the ordinary course of business.

6.	Related Filings	• The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, which was filed on April 30, 2013 • The Company’s report on Form 6-K furnished on January 17, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: October 1, 2013

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